Filed by Circuit City Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Circuit City Stores, Inc.
Commission File No. 001-05767

The following is a PowerPoint presentation prepared by Circuit City Stores, Inc. and given on May 8, 2002 to members of the financial community.

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ADDITIONAL INFORMATION

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate its CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. In connection with the proposed separation, on March 29, 2002, CarMax, Inc. filed a registration statement, which includes a preliminary proxy statement/prospectus of Circuit City and CarMax and other materials, with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors may obtain a free copy of these materials when they become available as well as other materials filed with the SEC concerning Circuit City and CarMax, Inc. at the SEC’s Web site at http://www.sec.gov. Holders of Circuit City Group and CarMax Group stock will receive at an appropriate time a proxy statement and information on how to obtain at no cost transaction-related documents from Circuit City. This presentation does not constitute an offering of any securities.

With respect to the proposed separation, Circuit City and its officers and directors may be deemed to be participants in the solicitation of proxies from the company’s shareholders. Information regarding Circuit City’s officers and directors is included in Circuit City’s proxy statement for its 2001 annual meeting of shareholders filed with the SEC on May 11, 2001. This document is available free of charge at the SEC’s Internet site or by directing a request to Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233, Attention: Corporate Secretary. Carolyn H. Byrd and Paula G. Rosput were elected to the Circuit City board after the 2001 annual meeting, and therefore their interests in Circuit City are not described in the proxy statement for that meeting. Ms. Byrd beneficially owns 503 Circuit City Group shares and 60 CarMax Group shares and holds options to acquire 4,393 Circuit City Group shares and 507 CarMax Group shares, and Ms. Rosput beneficially owns 342 Circuit City Group shares and 60 CarMax Group shares and holds options to acquire 2,962 Circuit City Group shares and 517 CarMax Group shares. None of these options is exercisable within 60 days of the date of this release. Since the 2001 annual meeting, Kim D. Maguire has been appointed executive vice president—merchandising for the company. He holds 40,500 restricted Circuit City Group shares and options to acquire 200,000 Circuit City Group shares. Mr. Maguire’s options are not exercisable within 60 days of the date of this release.

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